300 North LaSalle Chicago, Illinois 60654

Dennis M. Myers, P.C. To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

August 21, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Loan Lauren P. Nguyen

                 J. Nolan McWilliams

Re:	YRC Worldwide Inc.

Registration Statement on Form S-3

Filed July 22, 2013

File No. 333-190079

Gentlemen:

YRC Worldwide Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) an Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3 (File No. 333-190079) (the “Registration Statement”) pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation S-T thereunder.

On behalf of the Company, we are writing to respond to the comments raised in the letter, dated August 9, 2013, from the staff of the Commission (the “Staff”) to James L. Welch, Chief Executive Officer of the Company. The responses below correspond to the captions and numbers of the Staff’s comments, which are reproduced in their entirety below. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the Registration Statement.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

August 21, 2013

General

1.	We note that you contemplate offering purchase units consisting of “other securities or obligations issued by . . . third parties, including U.S. treasury securities . . . .” Please remove the offering of purchase units for securities other than those issued by you, or provide us with an example of the disclosure you intend to provide about these securities in connection with such an offering. As appropriate, please revise the legality opinions.

Response:

In response to the Staff’s comment, the Company has removed references in the Amendment to the offering of purchase units consisting of securities other than those issued by the Company. In addition, the Company has obtained and filed revised legality opinions which do not include references to such units as exhibits to the Amendment.

Our Company, page 1

2.	Please revise the overview of the summary to disclose your net losses for the last three fiscal years and most recent interim period. Also, please disclose and quantify the debt maturities in 2014 and early 2015, and discuss the risk of default. We refer you to disclosure on pages 37 and 38 of your Form 10-Q for the period ended June 30, 2013.

Response:

In response to the Staff’s comment, the Company has included additional disclosure on pages 1 and 2 of the Amendment under the caption “Our Company—Overview.” The additional disclosure sets out the Company’s net losses for the last three fiscal years and most recent interim period, as well as discloses and quantifies the debt maturities in 2014 and early 2015 and discusses the risk of default. This additional disclosure is consistent with the disclosure on pages 37 and 38 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2013.

Exhibit 5.1

3.	To the extent you offer units consisting of securities or obligations issued by third parties, please explain to us what these securities consist of and have counsel revise its opinion to address the legality of each component of the unit. For guidance, refer to section II.B.1.h of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:

In response to the Staff’s comment, the Company has removed references in the Amendment to the offering of units that include securities other than those issued by the Company. As such, the Company has obtained and filed with the Amendment as Exhibit 5.1 a revised legality opinion, which legality opinion does not include references to such units.

Securities and Exchange Commission

August 21, 2013

Exhibit 5.2

4.	The second sentence of the paragraph captioned “Scope of Opinion” represents an inappropriate limitation on the scope of counsel’s opinion. Please have counsel revise accordingly.

Response:

In response to the Staff’s comment, the Company has obtained and filed a revised legality opinion that does not include the second sentence of the paragraph captioned “Scope of Opinion.” Such legality opinion has been filed with the Amendment as Exhibit 5.2.

Exhibit 5.4

5.	Please confirm that you will file a signed and dated opinion of counsel prior to effectiveness.

Response:

In response to the Staff’s comment, the Company has obtained and filed a signed and dated opinion of Morgan, Lewis & Bockius LLP with respect to Roadway Next Day Corporation, USF Glen Moore Inc. and New Penn Motor Express, Inc. Such opinion has been filed with the Amendment as Exhibit 5.4.

Exhibit 5.5

6.	Refer to the second full paragraph on page 4. It is inappropriate to assume that certifications, authorizations, and other documents have not been amended or rescinded. Where appropriate, counsel may limit such assumptions to persons other than its client. Please have counsel revise accordingly.

Response:

In response to the Staff’s comment, the Company has obtained and filed a revised legality opinion where such assumptions regarding certifications, authorizations and amendments relate only to parties other than the Company or Guarantor (as defined in Exhibit 5.5). Such legality opinion has been filed with the Amendment as Exhibit 5.5.

7.	Please have counsel remove the inappropriate qualification in the second sentence of opinion paragraph A on page 5 or tell us why this qualification is appropriate.

Securities and Exchange Commission

August 21, 2013

Response:

In response to the Staff’s comment, the revised legality opinion obtained by the Company and filed with the Amendment as Exhibit 5.5 has removed the qualification in the second sentence of opinion paragraph A on page 5.

8.	Purchasers in the offering are entitled to rely unconditionally on the legality opinion. Please have counsel revise the last paragraph on page 8 accordingly.

Response:

In response to the Staff’s comment, the revised legality opinion obtained by the Company and filed with the Amendment as Exhibit 5.5 expressly provides that purchasers of securities in the offerings may rely on the legality opinion. Such reliance is not conditioned.

Exhibit 5.7

9.	Refer to the qualification in paragraph 3 on page 2. Please have counsel remove the second sentence of this paragraph. Additionally, please have counsel opine that the guarantor has taken the required steps to authorize entering into the Indenture. For guidance, refer to section II.B.1.e and footnote 20 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: In response to the Staff’s comment, the Company has obtained and filed a revised legality opinion that has removed the second sentence of paragraph 3 on page 2. The revised opinion also includes an opinion that the guarantor has approved the form, terms and provisions of each of the Indentures substantially in the forms attached as exhibits to the Registration Statement. Such legality opinion has been filed with the Amendment as Exhibit 5.7. The Company respectfully advises the Staff that the guarantor will authorize entry into the Indenture (and any supplement thereto) at or prior to the time securities governed by such Indenture are actually offered and sold.

* * * * *

Securities and Exchange Commission

August 21, 2013

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the staff’s comments. Please do not hesitate to contact me at the number above with any further questions or comments regarding this filing.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.